Exhibit 12.1

American Homes 4 Rent

Exhibit 12.1 Ratio of Earnings to Fixed Charges

June 30, 2014

	Six Months Ended	Year Ended	Year Ended	Period from
	June 30,	December 31,	December 31,	23-Jun-11
	2014	2013 (a)	2012	to December 31, 2011
	(in thousands)	(in thousands)	(in thousands)	(in thousands)
Fixed charges:
Interest expense	5,390	370	—	—
Capitalized interest	5,338	9,646	—	—
Preferred distributions (b)	16,994	16,223	—	—
Total fixed charges	27,722	26,239	—	—
Earnings available for fixed charges:
Loss from continuing operations	(10,304)	(20,074)	(10,236)	(42)
Fixed charges	27,722	26,239	—	—
Less: capitalized interest	(5,338)	(9,646)	—	—
Less: gain on remeasurement of equity method investment	—	(10,945)	—	—
Remeasurement of Series E units	7,700	2,057	—	—
Remeasurement of Preferred shares	598	1,810	—	—
Total earnings available for fixed charges	20,378	(10,559)	(10,236)	(42)
Ratio of earnings to fixed charges	(d)	(c)	n/a	n/a